Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 25, 2009
Item 3	News Release The news release dated November 25, 2009 was disseminated through Marketwire’s Canada and US Timely Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported the sale of its MAV II Class A-1 and A-2 Notes received following the restructuring of the Canadian asset-backed commercial paper market for cash proceeds of CAD$21.2 million.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 25, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 25th day of November, 2009

November 25, 2009	News Release 09-35

SALE OF CANADIAN ABCP NOTES

Vancouver, B.C. -- Silver Standard Resources Inc. reports the sale of its MAV II Class A-1 and A-2 Notes received following the restructuring of the Canadian asset-backed commercial paper market for cash proceeds of CAD$21.2 million.

The carrying value of Silver Standard’s MAV II Class A-1, A-2, B, C and IA Tracking Notes as at September 30, 2009, was approximately US$24.9 million.  The company continues to hold the MAV II Class B, C and IA Tracking Notes.  The cash proceeds of CAD$21.2 million have been added to the company’s working capital.

For further information, contact:
Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets including changes in the development of a secondary market for Canadian asset backed commercial paper restructured notes, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in places where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with Canadian regulators and the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

(Source: Silver Standard Resources Inc.)